UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

TDCX Inc.

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

87190U100**

(CUSIP Number)

Laurent Junique

Transformative Investments Pte Ltd

750D Chai Chee Road

#06-01/06 ESR BizPark @ Chai Chee

Singapore 469004

Telephone: +65 6309 1688

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**

CUSIP number 87190U100 has been assigned to the American depositary shares (“ADSs”) representing Class A ordinary shares, par value $0.0001 per share, of the Issuer, which are quoted on the New York Stock Exchange under the symbol “TDCX.” Each ADS represents one Class A ordinary share of the Issuer. No CUSIP number has been assigned to the Class A ordinary shares of the Issuer.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 87190U100

1	Names of Reporting Persons Laurent Junique
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Singapore

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) IN

CUSIP No. 87190U100

1	Names of Reporting Persons Transformative Investments Pte Ltd
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

CUSIP No. 87190U100

1	Names of Reporting Persons LLJ Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) AF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Bahamas

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 0
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 0%
14	Type of Reporting Person (See Instructions) CO

Explanatory Note

This Amendment No. 3 to Schedule 13D (this “Amendment No. 3”) relates to the Class A ordinary shares, par value US$0.0001 per share (“Class A Shares”) of TDCX Inc., a Cayman Islands company (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on May 24, 2022 (the “Original Schedule 13D”, as amended by an Amendment No. 1 filed on January 3, 2024, and as further amended by an Amendment No. 2 filed on March 4, 2024, the “Schedule 13D”). Capitalized terms used but not defined in this Amendment No. 3 shall have the same meanings ascribed to them in the Schedule 13D. Except as specifically provided herein, this Amendment No. 3 does not modify any of the information previously reported in the Schedule 13D.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by the following:

On March 1, 2024, the Company and Merger Sub filed a plan of merger with the Registrar of Companies of the Cayman Islands, pursuant to which the Merger became effective on June 18, 2024 (the “Effective Time”). As a result of the Merger, the Company, as the surviving company of the Merger, became a wholly owned subsidiary of Parent.

At the Effective Time, (i) each Class A Share and each Class B ordinary share, par value US$0.0001 per share, of the Company (each a “Class B Share,” and together with each Class A Share, the “Shares”), issued and outstanding immediately prior to the Effective Time (other than the Excluded Shares (as defined in the Merger Agreement), the Dissenting Shares (as defined in the Merger Agreement) and Shares represented by ADSs (as defined below), was cancelled and ceased to exist in exchange for the right to receive US$7.20 in cash per Share without interest; (ii) each American Depositary Share, representing one (1) Class A Share (each, an “ADS” or collectively, the “ADSs”), issued and outstanding immediately prior to the Effective Time (other than ADSs representing the Excluded Shares), and each Share represented by such ADSs, was cancelled and ceased to exist in exchange for the right to receive US$7.20 in cash per ADS without interest (less applicable fees, charges and expenses payable by ADS holders pursuant to the deposit agreement, dated September 30, 2021, entered into by and among the Company, JPMorgan Chase Bank, N.A. (the “Depositary”); and (iii) each vested warrant granted pursuant to the Warrant Agreement to Purchase American Depositary Shares of TDCX Inc. dated September 2, 2022 between Airbnb Ireland Unlimited Company and the Company, issued and outstanding immediately prior to the Effective Time was cancelled and ceased to exist in exchange for the right to receive US$7.19 in cash per vested warrant without interest, in each case, net of any applicable withholding taxes, except for (i) the Rollover Shares, which were contributed by the Rollover Shareholders to Merger Sub prior to the closing of the Merger (the “Closing”) in exchange for newly issued ordinary shares of Parent or the Merger Sub, as applicable, (ii) Shares held by Parent, Merger Sub, the Company or any of their respective Subsidiaries (including ADSs corresponding to such Shares), and (iii) any Shares (including ADSs corresponding to such Shares) held by the Depositary and reserved for issuance and allocation pursuant to the Company Share Plan or the Warrant Agreement, and (iv) the Shares that are issued and outstanding immediately prior to the Effective Time and that are held by shareholders of the Company who have validly delivered and not effectively withdrawn or lost their rights to dissent from the Merger, or dissenter rights, in accordance with Section 238 of the Companies Act (collectively, the “Dissenting Shares”), which were cancelled at the Effective Time and entitled the holders thereof to receive the payment of the fair value of such Dissenting Shares held by them determined in accordance with the provisions of Section 238 of the Companies Act. All Excluded Shares and ADSs representing the Excluded Shares, in each case, issued and outstanding immediately prior to the Effective Time were cancelled and ceased to exist without payment of any consideration.

As a result of the Merger, the Class A Shares were no longer listed on any securities exchange or quotation system, including the New York Stock Exchange (the “NYSE”). NYSE filed Form 25 with the SEC to notify the SEC of the delisting of the Class A Shares on the NYSE and deregistration of the Company’s registered securities under the Securities Exchange Act of 1934 (the “Exchange Act”). The deregistration will become effective in 90 days after the filing of Form 25 or such shorter period as may be determined by the SEC. The Company’s reporting obligations under the Exchange Act will be suspended upon the Company’s filing of a certification and notice on Form 15 with the SEC, and will terminate once the deregistration becomes effective.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated by the following:

(a)–(b) As a result of the transactions described in Item 4 of this Schedule 13D, each Reporting Person no longer beneficially owns any Shares.

(c) Except as set forth in Item 4 of this Schedule 13D, none of the Reporting Persons has effected any transaction in the Class A Shares during the past 60 days.

(d) Not applicable.

(e) As a result of the transactions described in Item 4 of this Schedule 13D, on June 18, 2024, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Class A Shares. This Amendment No. 3 is the final amendment to the Schedule 13D.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: June 20, 2024

Transformative Investments Pte Ltd	By:	/s/ Laurent Junique
	Name:	Laurent Junique
	Title:	Director

Laurent Junique	By:	/s/ Laurent Junique

LLJ Limited	For and on behalf of Bartley Directors Ltd Director

	By:	/s/ Jean-Marc Rentsch and /s/ Joanne Teng
	Name:	Jean-Marc Rentsch and Joanne Teng
	Title:	Authorised signature(s)